Exhibit 99.1

Corporación América Airports S.A. Unaudited Condensed Consolidated Interim Financial Statements for the three and nine-month period ended September 30, 2024 and 2023 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

Corporación América Airports S.A.

CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

For the three and nine-month period ended September 30, 2024 and 2023

R.C.S. Luxembourg B 174.140

128, Boulevard de la Pétrusse

L – 2330 Luxembourg

Corporación América Airports S.A. Unaudited Condensed Consolidated Interim Financial Statements for the three and nine-month period ended September 30, 2024 and 2023 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

CONDENSED CONSOLIDATED INTERIM STATEMENT OF INCOME

		For the three-month period ended September 30,		For the nine-month period ended September 30,
	Notes	2024	2023	2024	2023
Revenue	4	461,809	469,543	1,369,855	1,273,771
Cost of services	5	(319,845)	(294,561)	(910,519)	(819,021)
Gross profit		141,964	174,982	459,336	454,750
Selling, general and administrative expenses	6	(47,111)	(41,561)	(140,174)	(121,256)
Impairment loss of non-financial assets		-	-	-	(47)
Other operating income	7	7,702	5,650	22,517	19,700
Other operating expenses		(1,616)	(7,414)	(5,645)	(9,145)
Operating income		100,939	131,657	336,034	344,002
Share of loss in associates		(562)	(1)	(829)	(90)
Income before financial results and income tax		100,377	131,656	335,205	343,912
Financial income	8	15,921	25,386	55,070	55,623
Financial loss	8	(31,849)	(66,671)	153,118	(154,908)
Inflation adjustment	8	(3,152)	(19,174)	(20,878)	(32,996)
Income before income tax		81,297	71,197	522,515	211,631
Income tax	9	(80,636)	(18,505)	(261,587)	(54,500)
Income for the period		661	52,692	260,928	157,131
Attributable to:
Owners of the parent		14,675	46,482	244,893	147,560
Non-controlling interests		(14,014)	6,210	16,035	9,571
		661	52,692	260,928	157,131
Earnings per share for profit attributable to the ordinary equity holders of the Group:
Basic earnings per share		0.09	0.29	1.52	0.92
Diluted earnings per share		0.09	0.29	1.52	0.92

CONDENSED CONSOLIDATED INTERIM STATEMENT OF COMPREHENSIVE INCOME

	For the three-month period ended September 30,		For the nine-month period ended September 30,
	2024	2023	2024	2023
Income for the period	661	52,692	260,928	157,131

Items that will not be reclassified to loss or profit:
Remeasurements of defined benefit obligations	(28)	16	63	31
Items that may be reclassified to profit or loss:
Changes in the fair value of the instruments used to hedge cash flows	(2,630)	-	(2,630)	-
Income tax impact	631	-	631	-
Share of other comprehensive income / (loss) from associates	39	(160)	69	4
Currency translation adjustment	55,147	(14,344)	429,253	7,502
Other comprehensive income / (loss) for the period, net of income tax	53,159	(14,488)	427,386	7,537
Total comprehensive income for the period	53,820	38,204	688,314	164,668
Attributable to:
Owners of the parent	58,030	32,227	589,086	157,403
Non-controlling interests	(4,210)	5,977	99,228	7,265
	53,820	38,204	688,314	164,668

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements. These Condensed Consolidated Interim Financial Statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the year ended December 31, 2023.

Corporación América Airports S.A. Unaudited Condensed Consolidated Interim Financial Statements for the three and nine-month period ended September 30, 2024 and 2023 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

CONDENSED cONSOLIDATED INTERIM STATEMENT OF FINANCIAL POSITION

	Notes	At September 30, 2024	At December 31, 2023
ASSETS
Non-current assets
Intangible assets, net	10	3,211,662	2,520,965
Property, plant and equipment, net		80,404	74,919
Right-of-use asset		11,039	10,493
Investments in associates		11,529	11,992
Other financial assets at fair value through profit or loss		2,671	5,979
Other financial assets at amortized cost		74,402	61,090
Derivative financial instruments		70	69
Deferred tax assets		13,331	62,712
Inventories		314	318
Other receivables		58,010	42,640
Trade receivables		206	889
		3,463,638	2,792,066
Current assets
Inventories		9,963	16,148
Other financial assets at fair value through profit or loss		3,314	4,884
Other financial assets at amortized cost		90,745	83,142
Other receivables		68,277	145,549
Current tax assets		7,219	3,779
Trade receivables		161,331	126,560
Cash and cash equivalents	11	510,885	369,848
		851,734	749,910
Total assets		4,315,372	3,541,976

EQUITY	14
Share capital		163,223	163,223
Share premium		183,430	183,430
Treasury shares		(4,094)	(4,322)
Free distributable reserve		378,910	378,910
Non-distributable reserve		1,358,028	1,358,028
Currency translation adjustment		(137,778)	(482,852)
Legal reserves		7,419	3,676
Other reserves		(1,314,929)	(1,313,888)
Retained earnings		680,730	438,775
Total attributable to owners of the parent		1,314,939	724,980
Non-controlling interests		163,207	78,929
Total equity		1,478,146	803,909

LIABILITIES
Non-current liabilities
Borrowings	12	1,044,862	1,133,549
Derivative financial instruments liabilities		2,682	-
Deferred tax liabilities		362,511	137,315
Other liabilities	13	754,102	768,364
Lease liabilities		8,210	10,294
Trade payables		2,452	2,617
		2,174,819	2,052,139
Current liabilities
Borrowings	12	183,105	199,688
Other liabilities	13	335,265	345,864
Lease liabilities		3,732	3,687
Current tax liabilities		12,934	23,921
Trade payables		127,371	112,768
		662,407	685,928
Total liabilities		2,837,226	2,738,067
Total equity and liabilities		4,315,372	3,541,976

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements. These Condensed Consolidated Interim Financial Statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the year ended December 31, 2023.

Corporación América Airports S.A. Unaudited Condensed Consolidated Interim Financial Statements for the three and nine-month period ended September 30, 2024 and 2023 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CHANGES IN EQUITY

	Share capital	Share premium	Treasury shares	Free distributable reserves	Non- distributable reserves	Legal reserves	Currency translation adjustment	Other reserves	Retained earnings (1)	Total	Non- controlling interests	Total
Balance at January 1, 2024	163,223	183,430	(4,322)	378,910	1,358,028	3,676	(482,852)	(1,313,888)	438,775	724,980	78,929	803,909
Income for the period	-	-	-	-	-	-	-	-	244,893	244,893	16,035	260,928
Other comprehensive income / (loss) for the period	-	-	-	-	-	-	345,074	(881)	-	344,193	83,193	427,386
Share-based payments reserve (Note 14.a and 14.c)	-	-	228	-	-	-	-	(160)	805	873	-	873
Transfer to legal reserve	-	-	-	-	-	3,743	-	-	(3,743)	-	-	-
Dividends to non-controlling interests in subsidiaries	-	-	-	-	-	-	-	-	-	-	(14,950)	(14,950)
Balance at September 30, 2024	163,223	183,430	(4,094)	378,910	1,358,028	7,419	(137,778)	(1,314,929)	680,730	1,314,939	163,207	1,478,146

Balance at January 1, 2023	163,223	183,430	(4,600)	378,910	1,358,028	1,081	(251,145)	(1,314,025)	201,193	716,095	146,274	862,369
Income for the period	-	-	-	-	-	-	-	-	147,560	147,560	9,571	157,131
Other comprehensive income / (loss) for the period	-	-	-	-	-	-	9,835	8	-	9,843	(2,306)	7,537
Share-based payments reserve (Note 14.a and 14.c)	-	-	162	-	-	-	-	182	398	742	-	742
Transfer to legal reserve	-	-	-	-	-	2,595	-	-	(2,595)	-	-	-
Dividends to non-controlling interests in subsidiaries	-	-	-	-	-	-	-	-	-	-	(13,728)	(13,728)
Balance at September 30, 2023	163,223	183,430	(4,438)	378,910	1,358,028	3,676	(241,310)	(1,313,835)	346,556	874,240	139,811	1,014,051

(1)  Retained earnings calculated according to Luxembourg Law are disclosed in Note 15.

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements. These Condensed Consolidated Interim Financial Statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the year ended December 31, 2023.

Corporación América Airports S.A. Unaudited Condensed Consolidated Interim Financial Statements for the three and nine-month period ended September 30, 2024 and 2023 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS

		For the nine-month period ended September 30,
	Notes	2024	2023
Cash flows from operating activities
Income for the period from continuing operations		260,928	157,131
Adjustments for:
Amortization and depreciation		149,806	136,154
Deferred income tax	9	238,140	25,785
Current income tax	9	23,447	28,715
Share of loss in associates		829	90
Impairment loss of non-financial assets		-	47
Loss on disposals of property, plant and equipment		229	5
Gain on disposal of subsidiaries		(521)	-
Low value, short term and variable lease payments		(931)	(2,534)
Share based compensation expenses		873	742
Collection of government grants		-	383
Government grants		(79)	(3,726)
Interest expenses	8	81,087	80,399
Other financial results, net		(16,196)	(39,424)
Net foreign exchange	8	(308,300)	(9,439)
Other accruals		(3,260)	1,071
Inflation adjustment		(1,690)	36,993
Acquisition of intangible assets		(152,528)	(141,604)
Income tax paid		(32,002)	(21,510)
Income due to concession compensation (*)		90,609	-
Unpaid concession fees		46,045	44,910
Changes in liability for concessions	8	66,369	75,851
Changes in working capital	17	(73,045)	(48,570)
Net cash provided by operating activities		369,810	321,469

Cash flows from investing activities
Cash contribution in associates		(293)	(99)
Acquisition of other financial assets		(123,299)	(100,627)
Disposals of other financial assets		106,800	66,778
Acquisition of property, plant and equipment		(7,148)	(7,420)
Acquisition of intangible assets		(1,082)	(817)
Proceeds from property, plant and equipment		16	21
Net cash inflow on disposal of subsidiaries		(413)	-
Other		(466)	1,152
Net cash used in investing activities		(25,885)	(41,012)

Cash flows from financing activities
Loans obtained	12	141,733	91,438
Guarantee deposits		282	566
Principal elements of lease payments		(3,352)	(3,171)
Loans repaid	12	(234,153)	(143,528)
Interest paid	12	(67,026)	(72,236)
Debt renegotiation expenses	12	(2,236)	(165)
Dividends paid to non-controlling interests in subsidiaries		(14,942)	(13,728)
Net cash used in financing activities		(179,694)	(140,824)
Increase in cash and cash equivalents from continuing operations		164,231	139,633

Movements in cash and cash equivalents
At the beginning of the period		369,848	385,265
Effects of exchange rate changes and inflation adjustment on cash and cash equivalents		(23,194)	(55,958)
Increase in cash and cash equivalents from continuing operations		164,231	139,633
At the end of the period	11	510,885	468,940

(*) Corresponds to the net indemnification collected regarding the re-bidding of the International Airport of São Gonçalo do Amarante (Natal Airport) detailed in Note 1.2.1 and Note 34 of the Consolidated Financial Statements for the year ended December 31, 2023.

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements. These Condensed Consolidated Interim Financial Statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the year ended December 31, 2023.

Corporación América Airports S.A. Unaudited Condensed Consolidated Interim Financial Statements for the three and nine-month period ended September 30, 2024 and 2023 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

1	General information
2	Basis of presentation and accounting policies
3	Segment information
4	Revenue
5	Cost of services
6	Selling, general and administrative expenses
7	Other operating results
8	Financial results, net
9	Income tax
10	Intangible assets, net
11	Cash and cash equivalents
12	Borrowings
13	Other liabilities
14	Equity
15	Contingencies, commitments and restrictions on the distribution of profits
16	Related party balances and transactions
17	Cash flow disclosures
18	Fair value measurement of financial instruments
19	Financial risk factors
20	Subsequent events

Corporación América Airports S.A. Unaudited Condensed Consolidated Interim Financial Statements for the three and nine-month period ended September 30, 2024 and 2023 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

1	General information

Corporación América Airports S.A. (the “Company” or “CAAP”) is a holding company primarily engaged through its operating subsidiaries in the acquisition, development and operation of airport concessions. The Company and its operating subsidiaries are collectively referred to hereinafter as the “Group”.

The Company’s shares trade on the New York Stock Exchange (“NYSE”) under the symbol “CAAP”.

The Company was formed as a private limited liability company under the laws of the Grand Duchy of Luxembourg on December 14, 2012. The Company is ultimately controlled by Southern Cone Foundation (“SCF”), a foundation organized under the laws of the Principality of Liechtenstein. The address of its registered office is in Vaduz.

The Company´s registered office address is 128, Boulevard de la Pétrusse, Luxembourg.

The Group currently has operations in Argentina, Brazil, Uruguay, Armenia, Italy and Ecuador.

A list of the principal Group’s subsidiaries is included in Note 2 of the Consolidated Financial Statements as of December 31, 2023.

The fiscal year begins on January 1 and ends on December 31.

These Condensed Consolidated Interim Financial Statements have been approved for issuance by the Board of Directors on November 20, 2024.

2	Basis of presentation and accounting policies

Basis of presentation

These Condensed Consolidated Interim Financial Statements have been prepared in accordance with IAS 34, “Interim Financial Reporting”. The accounting policies used in the preparation of these Condensed Consolidated Interim Financial Statements are consistent with those used in the audited Consolidated Financial Statements for the year ended December 31, 2023. Additionally, accounting policies regarding derivative financial instruments have been applied.

These policies have been consistently applied to all the periods presented, unless otherwise stated. These Condensed Consolidated Interim Financial Statements should be read in conjunction with the audited Consolidated Financial Statements for the year ended December 31, 2023, which have been prepared in accordance with IFRS Accounting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations (“IFRIC”) issued by the IFRS Interpretations Committee applicable to companies reporting under IFRS.

Elimination of all material intercompany transactions and balances between the Company and the other companies and their respective subsidiaries have been made.

The preparation of Condensed Consolidated Interim Financial Statements in accordance with IFRS requires management to make certain accounting estimates and assumptions that might affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the reporting dates, and the reported amounts of revenues and expenses during the reporting years. Actual results may differ from these estimates.

In the preparation of these Condensed Consolidated Interim Financial Statements, the significant areas of judgment by management in the application of the Group’s accounting policies and the main areas of assumptions and estimates are consistent with those applied in the Consolidated Financial Statements for the year ended December 31, 2023.

Assets and liabilities are classified as current if settlement is expected within twelve months.

Corporación América Airports S.A. Unaudited Condensed Consolidated Interim Financial Statements for the three and nine-month period ended September 30, 2024 and 2023 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

2	Basis of presentation and accounting policies (Cont.)

Basis of presentation (Cont.)

There were no changes in valuation techniques during the period and there were no changes in risk management policies since the end of the year ended December 31, 2023, except for the additional interest rate risk management policies disclosed in Note 19.

Derivative financial instruments

Derivatives are initially recognized at fair value on the date a derivative contract is entered into, and they are subsequently remeasured to their fair value at the end of each reporting period. The accounting for subsequent changes in fair value depends on whether the derivative is designated as a hedging instrument and, if so, the nature of the item being hedged. The group designates certain derivatives as hedges of a particular risk associated with the cash flows of recognized assets and liabilities and highly probable forecast transactions (cash flow hedges), to hedge some of the existing and future interest rate risks through interest rate swaps.

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in the Other reserve line within equity without affecting profit or loss. Deferred taxes on the fair values of cash flow hedges are also recorded in shareholders’ equity. The effectiveness of the cash flow hedges is assessed on a regular basis. Ineffective cash flow hedges are recorded in the income statement through profit or loss under interest income or interest expense. The gain or loss relating to the effective portion of the interest rate swaps hedging variable rate borrowings is recognized in profit or loss within finance result at the same time as the interest expense on the hedged borrowings.

Application of IAS 29 in financial reporting of Argentine subsidiaries and associates

IAS 29 “Financial Reporting in Hyperinflationary Economies” requires that the financial statements of entities whose functional currency is that of a hyperinflationary economy to be adjusted for the effects of changes in a suitable general price index and to be expressed in terms of the current unit of measurement at the closing date of the reporting period, regardless of whether they are based on the historical cost method or the current cost method. Accordingly, the inflation produced from the date of acquisition or from the revaluation date, as applicable, must be computed in the non-monetary items.

Under the terms of IAS 29, the Group understands that there is sufficient evidence to conclude that Argentina is a hyperinflationary economy for accounting purposes as from July 1, 2018, and, accordingly, it has applied IAS 29 as from that date in the financial reporting of its subsidiaries and associates with the Argentine peso as functional currency.

The estimated price index as of September 30, 2024 was 7,124.36 (3,533.19 as of December 31, 2023) and the conversion factor derived from the indexes for the nine-month period ended September 30, 2024, was 2.02 (2.03 for the nine-month period ended September 30, 2023).

Comparative amounts are the figures presented as current year amounts in the relevant prior year consolidated financial statements, according to IAS 21, considering that they were translated into the currency of a non- hyperinflationary economy.

The ongoing application of the re-translation of comparative amounts to closing exchange rates under IAS 21 and the inflation adjustments required by IAS 29 will lead to a difference because the rate at which the hyper-inflationary currency depreciates against a stable currency is rarely equal to the rate of inflation.

The inflation adjustment and the translation of comparative amounts in the current period is included in Other comprehensive income for the period line.

All items in the Condensed Consolidated Interim Statement of Income and of Comprehensive Income for the nine-month period are restated by applying the relevant conversion factors at the end of the reporting period, as stated in Note 2.W of the Consolidated Financial Statements as of December 31, 2023. According to IAS 29, the three-month period results shown in these Condensed Consolidated Interim Financial Statements have been prepared considering the three-month period results of the subsidiaries in hyperinflationary economies in their functional currency translated into U.S dollars at the closing exchange rate, while prior reported quarterly Condensed Consolidated Interim Statement of Income and of Comprehensive Income in U.S. dollars remain unchanged.

Corporación América Airports S.A. Unaudited Condensed Consolidated Interim Financial Statements for the three and nine-month period ended September 30, 2024 and 2023 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

2	Basis of presentation and accounting policies (Cont.)

Basis of presentation (Cont.)

New and amended standards

The following accounting standards and interpretations became applicable for annual period commencing on or after January 1, 2024:

- Non-current liabilities with covenants – Amendments to IAS 1.

- Classification of Liabilities as Current or Non-current – Amendments to IAS 1.

- Lease liability in sale and leaseback – amendments to IFRS 16.

- Supplier Finance Arrangements – Amendments to IAS 7 and IFRS 7.

The amendments related to IAS 1 and IFRS 16 listed above adopted did not have any material impact on these Condensed Consolidated Interim Financial Statements.

The new disclosures related to supplier finance arrangements are not required to be provided in the 2024 interim report.

New and amended standards not yet adopted by the Group

The following accounting standards and interpretations have been published but the application are not mandatory for reporting periods ending December 31, 2024 and have not been early adopted by the Group:

- Sale or contribution of assets between an investor and its associate or joint venture – Amendments to IFRS 10 and IAS 28.

- Lack of exchangeability – Amendments to IAS 21

- Presentation and Disclosures in Financial Statements – IFRS 18

- Classification and measurement of financial instruments – Amendments to IFRS 9 and IFRS 7

The Group is currently assessing the impact these standards, amendments or interpretations will have in the current or future reporting periods and on foreseeable future transactions.

The Group is also evaluating the IFRIC agenda decision from July 2024 related to clarifications on IFRS 8 Operating segment information and its impact on segment disclosures. From a preliminary high-level analysis, the Group may expect to show an increased level of disclosures compared to what has been historically reported.

3	Segment information

Operating segments are components of an enterprise where separate financial information is available that is evaluated regularly by the Chief Operating Decision Maker (“CODM”), or decision-making group, in deciding how to allocate resources and in assessing performance. The Group’s chief operating decision maker is its Board of Directors. The Group’s operating segments are managed separately because each operating segment represents a strategic business unit providing airport and non-airport services (“others”) to clients in different countries. The Group’s reportable operating segments are the six countries in which the Group currently operates, which are Argentina, Brazil, Uruguay, Armenia, Ecuador and Italy.

Within each reportable segment, the Group develops and operates airport concessions (“Airports”) and provides other services not directly related to airport concessions.

Assets, liabilities and results of sub-holding and/or holding companies are not allocated and are reported within the “Unallocated” column. This column also includes head office and group services.

The elimination of any intersegment revenues and other significant intercompany operations are included in the “Intrasegment Adjustments” column.

The information regarding the Group’s reportable operating segments is consistent with the information presented in Notes 2.V and 4 included in our audited Consolidated Financial Statements for the year ended December 31, 2023 and should be read in conjunction with them.

Corporación América Airports S.A. Unaudited Condensed Consolidated Interim Financial Statements for the three and nine-month period ended September 30, 2024 and 2023 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

3	Segment information (Cont.)

The performance of each reportable segment is measured by its adjusted EBITDA, defined, with respect to each segment, as net income before financial income, financial loss, inflation adjustment, income tax expense, depreciation and amortization for such segment (“Adjusted EBITDA”). The Adjusted EBITDA does not exclude the amortization of the intangible asset related to the fixed fee payable to the corresponding governments for the operation of the airport concessions.

In addition, the CODM considers each reportable segment’s Adjusted EBITDA before Construction Services margin as a relevant performance measure.

Adjusted EBITDA excluding Construction Services is defined, with respect to each segment, as net income before construction services revenue, financial income, construction services cost, financial loss, inflation adjustment, income tax expense, depreciation and amortization for such segment. The Adjusted EBITDA excluding construction services revenue and construction services cost (which are based on the principles of IFRIC 12) does not exclude the amortization of the intangible asset related to the fixed fee payable to the corresponding governments for the operation of airport concessions.

Corporación América Airports S.A. Unaudited Condensed Consolidated Interim Financial Statements for the three and nine-month period ended September 30, 2024 and 2023 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

3            Segment information (Cont.)

	Argentina		Brazil		Uruguay		Armenia	Ecuador	Italy
For the three-month period ended September 30, 2024	Airports	Others	Airports	Others	Airports	Others	Airports	Airports	Airports	Intrasegment Adjustments	Unallocated	Total
Aeronautical revenue (*)	110,634	-	10,406	-	19,650	-	28,999	21,564	22,294	-	-	213,547
Non-aeronautical revenue (*)
Commercial revenue	88,244	35	16,714	-	11,891	5,796	47,189	7,394	14,950	(2,989)	1,062	190,286
Construction service revenue	39,745	-	175	-	11,790	-	1,321	-	4,045	-	-	57,076
Other revenue	-	-	-	-	4	-	-	-	896	(745)	745	900
Revenue	238,623	35	27,295	-	43,335	5,796	77,509	28,958	42,185	(3,734)	1,807	461,809
Cost of services	(185,580)	(31)	(16,628)	(532)	(26,107)	(4,700)	(44,839)	(16,674)	(24,702)	2,814	(2,866)	(319,845)
Gross profit / (loss)	53,043	4	10,667	(532)	17,228	1,096	32,670	12,284	17,483	(920)	(1,059)	141,964
Selling, general and administrative expenses	(24,844)	31	(2,271)	(188)	(4,804)	(672)	(3,879)	(5,304)	(3,619)	921	(2,482)	(47,111)
Other operating income	5,273	-	2,045	218	6	3	25	25	18	-	89	7,702
Other operating expenses	(1,244)	-	(3)	-	(73)	(3)	(285)	(8)	-	-	-	(1,616)
Operating income / (loss)	32,228	35	10,438	(502)	12,357	424	28,531	6,997	13,882	1	(3,452)	100,939
Share of loss in associates	-	-	-	-	-	-	-	-	-	-	(562)	(562)
Amortization and depreciation	27,952	-	2,743	-	1,903	340	5,477	1,787	2,738	-	2,967	45,907
Adjusted Ebitda	60,180	35	13,181	(502)	14,260	764	34,008	8,784	16,620	1	(1,047)	146,284
Construction services revenue	(39,745)	-	(175)	-	(11,790)	-	(1,321)	-	(4,045)	-	-	(57,076)
Construction services cost	39,668	-	175	-	11,790	-	1,283	-	3,284	-	-	56,200
Adjusted Ebitda excluding Construction Services	60,103	35	13,181	(502)	14,260	764	33,970	8,784	15,859	1	(1,047)	145,408
Construction services revenue	39,745	-	175	-	11,790	-	1,321	-	4,045	-	-	57,076
Construction services cost	(39,668)	-	(175)	-	(11,790)	-	(1,283)	-	(3,284)	-	-	(56,200)
Adjusted Ebitda	60,180	35	13,181	(502)	14,260	764	34,008	8,784	16,620	1	(1,047)	146,284
Financial income												15,921
Financial loss												(31,849)
Inflation adjustment												(3,152)
Amortization and depreciation												(45,907)
Income before income tax expense												81,297
Income tax												(80,636)
Income for the period												661

(*) Mainly includes revenues recognized over time, see Note 4.

Corporación América Airports S.A. Unaudited Condensed Consolidated Interim Financial Statements for the three and nine-month period ended September 30, 2024 and 2023 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

3            Segment information (Cont.)

	Argentina		Brazil		Uruguay		Armenia	Ecuador	Italy
For the three-month period ended September 30, 2023	Airports	Others	Airports	Others	Airports	Others	Airports	Airports	Airports	Intrasegment Adjustments	Unallocated	Total
Aeronautical revenue (*)	111,198	-	12,098	-	16,157	-	29,067	21,402	26,901	-	-	216,823
Non-aeronautical revenue (*)
Commercial revenue	101,083	36	17,002	-	10,726	5,451	52,308	6,737	12,553	(3,140)	1,048	203,804
Construction service revenue	34,049	-	-	-	10,115	-	705	16	2,147	-	-	47,032
Other revenue	-	-	-	-	7	-	-	-	1,613	(624)	888	1,884
Revenue	246,330	36	29,100	-	37,005	5,451	82,080	28,155	43,214	(3,764)	1,936	469,543
Cost of services	(158,989)	(12)	(20,404)	-	(23,210)	(4,157)	(48,537)	(16,018)	(22,984)	2,786	(3,036)	(294,561)
Gross profit / (loss)	87,341	24	8,696	-	13,795	1,294	33,543	12,137	20,230	(978)	(1,100)	174,982
Selling, general and administrative expenses	(20,149)	(23)	(3,044)	(9)	(3,792)	(615)	(3,653)	(4,782)	(3,460)	981	(3,015)	(41,561)
Impairment loss of non-financial assets	-	-	-	-	-	-	-	-	-	-	-	-
Other operating income	5,199	-	249	-	20	-	110	35	35	-	2	5,650
Other operating expenses	(7,086)	-	-	-	(108)	-	(201)	(5)	-	(3)	(11)	(7,414)
Operating income / (loss)	65,305	1	5,901	(9)	9,915	679	29,799	7,385	16,805	-	(4,124)	131,657
Share of loss in associates	(1)	-	-	-	-	-	-	-	-	-	-	(1)
Amortization and depreciation	23,395	-	3,113	-	1,729	293	5,004	1,722	2,716	-	3,117	41,089
Adjusted Ebitda	88,699	1	9,014	(9)	11,644	972	34,803	9,107	19,521	-	(1,007)	172,745
Construction services revenue	(34,049)	-	-	-	(10,115)	-	(705)	(16)	(2,147)	-	-	(47,032)
Construction services cost	33,984	-	-	-	10,115	-	685	16	2,342	-	-	47,142
Adjusted Ebitda excluding Construction Services	88,634	1	9,014	(9)	11,644	972	34,783	9,107	19,716	-	(1,007)	172,855
Construction services revenue	34,049	-	-	-	10,115	-	705	16	2,147	-	-	47,032
Construction services cost	(33,984)	-	-	-	(10,115)	-	(685)	(16)	(2,342)	-	-	(47,142)
Adjusted Ebitda	88,699	1	9,014	(9)	11,644	972	34,803	9,107	19,521	-	(1,007)	172,745
Financial income												25,386
Financial loss												(66,671)
Inflation adjustment												(19,174)
Amortization and depreciation												(41,089)
Income before income tax expense												71,197
Income tax												(18,505)
Income for the period												52,692

(*) Mainly includes revenues recognized over time, see Note 4.

Corporación América Airports S.A. Unaudited Condensed Consolidated Interim Financial Statements for the three and nine-month period ended September 30, 2024 and 2023 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

3            Segment information (Cont.)

	Argentina		Brazil		Uruguay		Armenia	Ecuador	Italy
For the nine-month period ended September 30, 2024	Airports	Others	Airports	Others	Airports	Others	Airports	Airports	Airports	Intrasegment Adjustments	Unallocated	Total
Aeronautical revenue (*)	380,045	-	29,789	908	62,992	-	69,176	61,682	54,540	-	-	659,132
Non-aeronautical revenue (*)
Commercial revenue	278,735	90	50,373	1,196	37,870	19,098	111,889	20,978	35,920	(8,817)	3,032	550,364
Construction service revenue	118,414	-	692	-	26,724	-	4,223	75	6,535	-	-	156,663
Other revenue	-	-	-	-	9	-	-	-	3,111	(2,484)	3,060	3,696
Revenue	777,194	90	80,854	2,104	127,595	19,098	185,288	82,735	100,106	(11,301)	6,092	1,369,855
Cost of services	(541,940)	(53)	(51,367)	(3,250)	(72,811)	(15,955)	(111,328)	(48,063)	(65,658)	8,697	(8,791)	(910,519)
Gross profit / (loss)	235,254	37	29,487	(1,146)	54,784	3,143	73,960	34,672	34,448	(2,604)	(2,699)	459,336
Selling, general and administrative expenses	(72,253)	(3)	(6,681)	(782)	(13,868)	(2,042)	(11,891)	(15,549)	(9,391)	2,600	(10,314)	(140,174)
Other operating income	16,906	-	2,224	2,709	8	5	223	55	247	-	140	22,517
Other operating expenses	(4,077)	(34)	(36)	(411)	(317)	(6)	(746)	(18)	-	-	-	(5,645)
Operating income / (loss)	175,830	-	24,994	370	40,607	1,100	61,546	19,160	25,304	(4)	(12,873)	336,034
Share of loss in associates	(1)	-	-	-	-	-	-	-	184	-	(1,012)	(829)
Amortization and depreciation	79,783	-	8,541	8	6,461	986	15,813	5,309	8,107	-	9,038	134,046
Adjusted Ebitda	255,612	-	33,535	378	47,068	2,086	77,359	24,469	33,595	(4)	(4,847)	469,251
Construction services revenue	(118,414)	-	(692)	-	(26,724)	-	(4,223)	(75)	(6,535)	-	-	(156,663)
Construction services cost	118,207	-	692	-	26,724	-	4,100	75	5,001	-	-	154,799
Adjusted Ebitda excluding Construction Services	255,405	-	33,535	378	47,068	2,086	77,236	24,469	32,061	(4)	(4,847)	467,387
Construction services revenue	118,414	-	692	-	26,724	-	4,223	75	6,535	-	-	156,663
Construction services cost	(118,207)	-	(692)	-	(26,724)	-	(4,100)	(75)	(5,001)	-	-	(154,799)
Adjusted Ebitda	255,612	-	33,535	378	47,068	2,086	77,359	24,469	33,595	(4)	(4,847)	469,251
Financial income												55,070
Financial loss												153,118
Inflation adjustment												(20,878)
Amortization and depreciation												(134,046)
Income before income tax expense												522,515
Income tax												(261,587)
Income for the period												260,928

September 30, 2024
Current assets	248,394	-	110,621	4,612	52,520	5,859	84,824	47,425	69,123	(97,251)	325,607	851,734
Non-current assets	1,958,459	-	531,494	169	208,520	8,830	180,045	49,411	262,182	(768)	265,296	3,463,638
Capital Expenditure	118,471	-	1,507	60	23,410	624	11,197	2,343	7,977	-	28	165,617
Current liabilities	216,103	-	198,131	1,000	28,406	4,866	36,524	44,389	74,536	(97,251)	155,703	662,407
Non-current liabilities	800,202	-	855,171	1,266	58,275	1,237	-	6,040	133,464	(768)	319,932	2,174,819

(*) Mainly includes revenues recognized over time, see Note 4.

Corporación América Airports S.A. Unaudited Condensed Consolidated Interim Financial Statements for the three and nine-month period ended September 30, 2024 and 2023 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

3            Segment information (Cont.)

	Argentina		Brazil		Uruguay		Armenia	Ecuador	Italy
For the nine-month period ended September 30, 2023	Airports	Others	Airports	Others	Airports	Others	Airports	Airports	Airports	Intrasegment Adjustments	Unallocated	Total
Aeronautical revenue (*)	325,581	-	33,701	-	49,279	-	68,057	58,670	54,710	-	-	589,998
Non-aeronautical revenue (*)
Commercial revenue	276,813	144	47,318	-	34,942	15,734	121,119	19,817	30,164	(8,693)	2,939	540,297
Construction service revenue	107,232	-	-	-	20,462	-	2,307	21	7,550	-	-	137,572
Other revenue	-	-	-	-	16	-	-	-	5,626	(2,834)	3,096	5,904
Revenue	709,626	144	81,019	-	104,699	15,734	191,483	78,508	98,050	(11,527)	6,035	1,273,771
Cost of services	(457,785)	(46)	(57,514)	-	(62,516)	(12,160)	(117,785)	(45,356)	(64,867)	7,944	(8,936)	(819,021)
Gross profit / (loss)	251,841	98	23,505	-	42,183	3,574	73,698	33,152	33,183	(3,583)	(2,901)	454,750
Selling, general and administrative expenses	(59,417)	(92)	(7,857)	(30)	(11,933)	(1,697)	(11,635)	(13,293)	(9,911)	3,583	(8,974)	(121,256)
Impairment loss of non-financial assets	-	-	-	-	-	-	-	-	(47)	-	-	(47)
Other operating income	14,821	1	4,006	-	62	-	286	50	476	-	(2)	19,700
Other operating expenses	(8,076)	-	(17)	-	(310)	(3)	(707)	(21)	-	-	(11)	(9,145)
Operating income / (loss)	199,169	7	19,637	(30)	30,002	1,874	61,642	19,888	23,701	-	(11,888)	344,002
Share of loss in associates	(104)	-	-	-	-	-	-	-	14	-	-	(90)
Amortization and depreciation	68,060	-	8,929	-	5,431	937	14,756	4,964	7,995	-	9,165	120,237
Adjusted Ebitda	267,125	7	28,566	(30)	35,433	2,811	76,398	24,852	31,710	-	(2,723)	464,149
Construction services revenue	(107,232)	-	-	-	(20,462)	-	(2,307)	(21)	(7,550)	-	-	(137,572)
Construction services cost	107,092	-	-	-	20,462	-	2,240	21	5,818	-	-	135,633
Adjusted Ebitda excluding Construction Services	266,985	7	28,566	(30)	35,433	2,811	76,331	24,852	29,978	-	(2,723)	462,210
Construction services revenue	107,232	-	-	-	20,462	-	2,307	21	7,550	-	-	137,572
Construction services cost	(107,092)	-	-	-	(20,462)	-	(2,240)	(21)	(5,818)	-	-	(135,633)
Adjusted Ebitda	267,125	7	28,566	(30)	35,433	2,811	76,398	24,852	31,710	-	(2,723)	464,149
Financial income												55,623
Financial loss												(154,908)
Inflation adjustment												(32,996)
Amortization and depreciation												(120,237)
Income before income tax expense												211,631
Income tax												(54,500)
Income for the period												157,131

December 31, 2023
Current assets	183,773	22	188,160	-	45,101	4,770	91,159	59,737	68,197	(85,454)	194,445	749,910
Non-current assets	1,170,372	20	667,193	-	188,336	9,193	154,754	53,782	267,568	(768)	281,616	2,792,066
Capital Expenditure	93,326	-	1,727	-	36,605	2,120	7,073	3,267	17,504	-	-	161,622
Current liabilities	127,070	9	221,843	-	25,549	4,419	34,076	54,106	139,248	(85,454)	165,062	685,928
Non-current liabilities	673,245	-	907,835	-	60,264	1,809	-	7,329	78,834	(768)	323,591	2,052,139

(*) Mainly includes revenues recognized over time, see Note 4.

Corporación América Airports S.A. Unaudited Condensed Consolidated Interim Financial Statements for the three and nine-month period ended September 30, 2024 and 2023 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

4            Revenue

	For the three-month period ended September 30,		For the nine-month period ended September 30
	2024	2023	2024	2023
Aeronautical revenue	213,547	216,823	659,132	589,998
Non-aeronautical revenue
Commercial revenue	190,286	203,804	550,364	540,297
Construction service revenue	57,076	47,032	156,663	137,572
Other revenue	900	1,884	3,696	5,904
	461,809	469,543	1,369,855	1,273,771
Timing of revenue recognition
Over time	354,912	350,298	1,073,332	971,196
At a point in time	32,736	39,575	78,191	89,772
Revenues from sub-concession of spaces	74,161	79,670	218,332	212,803
Revenue	461,809	469,543	1,369,855	1,273,771

5            Cost of services

	For the three-month period ended September 30,		For the nine-month period ended September 30,
	2024	2023	2024	2023
Salaries and social security contributions	(61,104)	(57,894)	(187,251)	(167,070)
Concession fees (1)	(50,656)	(51,514)	(157,827)	(144,685)
Construction services cost	(56,200)	(47,142)	(154,799)	(135,633)
Amortization and depreciation (2)	(44,077)	(39,472)	(128,681)	(115,462)
Maintenance expenses	(44,804)	(35,955)	(121,836)	(98,167)
Cost of fuel	(30,871)	(36,663)	(74,323)	(85,220)
Services and fees	(19,992)	(16,271)	(54,160)	(45,556)
Office expenses	(4,209)	(3,207)	(12,068)	(9,325)
Taxes	(1,823)	(865)	(4,336)	(2,771)
Provision for maintenance costs	(883)	(604)	(2,560)	(2,144)
Others	(5,226)	(4,974)	(12,678)	(12,988)
	(319,845)	(294,561)	(910,519)	(819,021)

(1)	Includes depreciation for fixed concession assets fee of USD 15,301 for the nine-month period ended September 30, 2024 (USD 15,437 for the nine-month period ended September 30, 2023).
(2)	Includes depreciation of leases of USD 1,904 for the nine-month period ended September 30, 2024 (USD 2,848 for the nine-month period ended September 30, 2023).

Corporación América Airports S.A. Unaudited Condensed Consolidated Interim Financial Statements for the three and nine-month period ended September 30, 2024 and 2023 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

6            Selling, general and administrative expenses

	For the three-month period ended September 30,		For the nine-month period ended September 30,
	2024	2023	2024	2023
Taxes (1)	(12,276)	(13,692)	(42,553)	(38,908)
Salaries and social security contributions	(11,957)	(9,602)	(33,405)	(28,582)
Services and fees	(11,797)	(10,601)	(33,149)	(30,403)
Office expenses	(2,303)	(1,513)	(6,150)	(4,485)
Amortization and depreciation (2)	(1,830)	(1,617)	(5,365)	(4,775)
Advertising	(1,821)	(472)	(4,257)	(1,364)
Maintenance expenses	(739)	(553)	(2,059)	(1,686)
Insurance	(459)	(710)	(1,919)	(2,093)
Bad debts	(1,750)	(2,015)	(6,382)	(5,193)
Bad debts recovery	715	1,317	3,075	2,738
Other	(2,894)	(2,103)	(8,010)	(6,505)
	(47,111)	(41,561)	(140,174)	(121,256)

(1) Mainly includes taxes over bank transactions and tax on revenue not included in the line item “Income tax”.

(2) Includes depreciation of leases of USD 588 for the nine-month period ended September 30, 2024 (USD 547 for the nine-month period ended on September 30, 2023).

7            Other operating income

	For the three-month period ended September 30,		For the nine-month period ended September 30,
	2024	2023	2024	2023
Government grants (1)	4,891	5,146	16,098	14,645
Government subsidies per Covid-19 context (2)	79	176	79	3,726
Other	2,732	328	6,340	1,329
	7,702	5,650	22,517	19,700

(1)  Corresponds to government grants for the development of airport infrastructure in Group A, operated by Aeropuertos Argentina 2000 (“AA2000”), of the National Airport System in Argentina. There are no unfulfilled conditions or other contingencies related to these grants.

(2) As stated in Note 8 of the Consolidated Financial Statements as of December 31, 2023, due to the impact generated by the pandemic, the Brazilian subsidiaries filed a claim for economic-financial re-equilibrium of its concession contracts. This was possible due to the Brazilian Government recognition that the Covid-19 pandemic is a case of "force majeure" or "fortuitous event" concluding that the loss from the impact of the pandemic is not part of the risks assumed by the private sector and must be compensated by the Federal Government. In view of this, Agência Nacional de Aviação Civil (“ANAC”) defined as a condition for this re-equilibrium the compensation according to the companies’ projected operational result in the scenario without pandemic.

In December 2023 and 2022, the ANAC approved the extraordinary revision of the Concession Agreements of the Brasília and Natal Airport due to the damages caused by the Covid-19 pandemic in order to reconstitute its economic-financial balance considering a preliminary estimation as of year-end.

In September 2024, the final compensatory amount for the year 2023 for the Brasilia and Natal airport was determined, resulting, net of tax, in a decrease of USD 139 and an increase of USD 218, respectively compared to the amount that had initially been estimated and recognized as an Other operating income as of December 31, 2023.

In June and July 2023, the final compensatory amount for the year 2022 for the Brasilia and Natal airport was determined, resulting, net of tax, in an increase of USD 3,550 and USD 176, respectively compared to the amount that had initially been estimated and recognized as an Other operating income as of December 31, 2022.

Corporación América Airports S.A. Unaudited Condensed Consolidated Interim Financial Statements for the three and nine-month period ended September 30, 2024 and 2023 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

8            Financial results, net

	For the three-month period ended September 30,		For the nine-month period ended September 30,
	2024	2023	2024	2023
Interest income	12,291	22,694	44,808	48,130
Foreign exchange results	597	905	923	1,434
Other financial income	3,033	1,787	9,339	6,059
Financial income	15,921	25,386	55,070	55,623

Interest expense	(25,011)	(24,502)	(81,087)	(80,399)
Foreign exchange results (1)	13,288	(18,009)	307,377	8,005
Changes in liability for concessions (2)	(18,785)	(21,756)	(66,369)	(75,851)
Other financial loss	(1,341)	(2,404)	(6,803)	(6,663)
Financial loss	(31,849)	(66,671)	153,118	(154,908)

Inflation adjustment	(3,152)	(19,174)	(20,878)	(32,996)
Inflation adjustment	(3,152)	(19,174)	(20,878)	(32,996)
Net financial results	(19,080)	(60,459)	187,310	(132,281)

(1) Corresponds mainly to foreign exchange results in real terms (inflation-adjusted) arising from foreign currency loans in AA2000.

(2) Corresponds mainly to changes in the liabilities of Brazilian concessions due to passage of time and changes in the Brazilian IPCA.

9            Income tax

	For the three-month period ended September 30,		For the nine-month period ended September 30,
	2024	2023	2024	2023
Current income tax	(10,211)	(13,105)	(23,447)	(28,715)
Deferred income tax	(70,425)	(5,400)	(238,140)	(25,785)
	(80,636)	(18,505)	(261,587)	(54,500)

For the three and nine-month period ended September 30, 2024, there has been an increase in the effective tax rate mainly due to the tax inflation adjustment in Argentina. Moreover, for the three-month period ended September 30, 2024, deferred tax assets on tax loss carry forwards from Brazilian concessions for a total amount of USD 35.8 million were unrecognized because there was not sufficient evidence that there would be enough future taxable profits to use such tax losses.

Corporación América Airports S.A. Unaudited Condensed Consolidated Interim Financial Statements for the three and nine-month period ended September 30, 2024 and 2023 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

10            Intangible assets, net

	Concession Assets	Goodwill	Patent, intellectual property rights and others	Total
Cost
Balances at January 1, 2024	4,153,428	9,293	24,661	4,187,382
Acquisitions	152,789	-	1,082	153,871
Disposals	(434)	-	(484)	(918)
Other	2,941	-	-	2,941
Transfer from property plant and equipment	16	-	-	16
Translation differences and inflation adjustment	1,129,796	167	46	1,130,009
	5,438,536	9,460	25,305	5,473,301
Depreciation
Accumulated at January 1, 2024	1,645,013	-	21,404	1,666,417
Depreciation of the period	138,784	-	628	139,412
Disposals	(31)	-	(284)	(315)
Transfer from property plant and equipment	2	-	-	2
Translation differences and inflation adjustment	455,984	-	139	456,123
	2,239,752	-	21,887	2,261,639
At September 30, 2024	3,198,784	9,460	3,418	3,211,662

Cost
Balances at January 1, 2023	4,749,233	9,003	22,658	4,780,894
Acquisitions	141,757	-	817	142,574
Impairment	(47)	-	-	(47)
Disposals	(23)	-	(39)	(62)
Other	236	-	-	236
Transfer from property, plant and equipment	1,002	-	-	1,002
Translation differences and inflation adjustment	105,865	(57)	(18)	105,790
	4,998,023	8,946	23,418	5,030,387
Depreciation
Accumulated at January 1, 2023	1,800,871	-	20,021	1,820,892
Depreciation of the period	125,356	-	459	125,815
Disposals	(5)	-	(8)	(13)
Translation differences and inflation adjustment	34,989	-	(66)	34,923
	1,961,211	-	20,406	1,981,617
At September 30, 2023	3,036,812	8,946	3,012	3,048,770

Due to the increase of traffic witnessed during 2023 and 2024 across all countries, the Group has not identified impairment indicators except in the Brazilian segment due to the historical losses from its operations.

Therefore, the Group performed the impairment test of the Brazilian cash-generating unit (“CGU”) (including concession assets with a carrying value of USD 586.7 million as of September 30, 2024) based on the discounted cash flow model covering the remaining concession period (value in use), considering significant assumptions that required management judgment related to passenger growth rates and discount rate, combined with historical information.

For the purpose of impairment testing, goodwill acquired in a business combination is allocated to each of the CGUs of a subsidiary or group of subsidiaries that are expected to benefit from such business combination.

As of September 30, 2024 and 2023, the recoverable amount of aforementioned CGU´s exceed their respective carrying amount.

Corporación América Airports S.A. Unaudited Condensed Consolidated Interim Financial Statements for the three and nine-month period ended September 30, 2024 and 2023 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

11            Cash and cash equivalents

	At September 30, 2024	At December 31, 2023
Cash to be deposited	619	657
Cash at banks	155,740	192,381
Time deposits	40,553	16,729
Other cash equivalents (1)	313,973	160,081
	510,885	369,848

(1)	Mainly includes bank deposit certificates with immediate liquidity, treasury bills and highly liquid investments in mutual funds.

The Group considers that its cash and cash equivalents have low credit risk based, mainly, on the external credit ratings of the counterparties and low risk of changes in value.

As of September 30, 2024, cash and cash equivalents includes restricted cash on deposit as collateral for a total amount of USD 4,834 (USD 5,864 as of December 31, 2023).

12            Borrowings

	At September 30, 2024	At December 31, 2023
Non-current
Bank and financial borrowings (**)	281,952	278,147
Notes (*)	762,910	855,402
	1,044,862	1,133,549
Current
Bank and financial borrowings (**)	36,428	114,092
Notes (*)	146,677	85,535
Bank overdrafts	-	61
	183,105	199,688
Total Borrowings	1,227,967	1,333,237

Changes in borrowings during the period is as follows:

	For the nine-month period ended September 30,
	2024	2023
Balances at the beginning of the period	1,333,237	1,465,437
Loans obtained	141,733	91,438
Loans repaid	(234,153)	(143,528)
Interest paid	(67,026)	(72,236)
Accrued interest for the period	78,621	74,880
Debt renegotiation expenses	(2,236)	(165)
Translation differences and inflation adjustment	(22,209)	8,500
Balances at the end of the period	1,227,967	1,424,326

Corporación América Airports S.A. Unaudited Condensed Consolidated Interim Financial Statements for the three and nine-month period ended September 30, 2024 and 2023 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

12            Borrowings (Cont.)

The maturity of borrowings is as follows:

	1 year or less	1 - 2 years	2 – 5 years	Over 5 years	Total
At September 30, 2024 (1)	265,735	176,287	562,669	677,643	1,682,334
At December 31, 2023 (1)	294,299	239,443	569,488	711,815	1,815,045

(1) The amounts disclosed in the table are undiscounted cash flows of principal and estimated interest. Variable interest rate cash flows have been estimated using variable interest rates applicable at the end of the reporting period.

(*) Notes include the following as of September 30, 2024:

Company	Note	Issuance	Currency	Nominal value (in millions of USD)	Maturity	Interest rate	Outstanding (in millions of USD)
ACI Airport	Senior secured guarantee notes	November 2021	USD	246.2	Nov-2034	Fixed 6.875%	241.1
Sudamérica S.A.U. (“ACI”)	Senior secured guarantee notes	May 2015, May 2020 (1)	USD	14.6	Nov-2032	Fixed 6.875%	11.1
Corporación América Italia S.p.A. (“CAI”)	Secured notes	January 2020	EUR	71.8	Dec-2024	Fixed 4.556%	67.9
	Senior secured guarantee notes	February 2017, May 2020 (1)	USD	212.3	Feb-2027	Fixed 6.875%	50.4
		October 2021	USD	208.9	Aug-2031	Fixed 8.500%	209.0
Aeropuertos	Class 1 Series 2021 Notes	November 2021	USD	64.0	Aug-2031	Fixed 8.500%	61.6
Argentina 2000	Class 4 Notes	November 2021	USD	62.0	Nov-2028	Fixed 9.500%	61.0
(“AA2000”)	Class 5 Notes	February 2022	USD (2)	138.0	Feb-2032	Fixed 5.500%	138.4
	Class 6 Notes	February 2022	USD (2)	36.0	Feb-2025	Fixed 2.000%	27.1
	Class 9 Notes	August 2022, July 2023	USD (2)	30.0	Aug-2026	Fixed 0.000%	23.2
	Class 10 Notes	July-2023	USD (2)	25.0	July-2025	Fixed 0.000%	18.8
Total							909.6

(1) A partial exchange of the notes initially issued was performed during 2020 and 2021, which is detailed below

(2) These notes are dollar-linked, denominated in U.S. dollars but issued and payable in Argentine pesos

(*) Notes include the following as of December 31. 2023:

Company	Note	Issuance	Currency	Nominal value (in millions of USD)	Maturity	Interest rate	Outstanding (in millions of USD)
ACI	Senior secured guarantee notes	November 2021	USD	246.2	Nov-2034	Fixed 6.875%	235.9
	Senior secured guarantee notes	May 2015, May 2020 (1)	USD	14.6	Nov-2032	Fixed 6.875%	11.4
CAI	Secured notes	January 2020	EUR	71.8	Dec-2024	Fixed 4.556%	67.7
	Senior secured guarantee notes	February 2017, May 2020 (1)	USD	212.3	Feb-2027	Fixed 6.875%	67.8
		October 2021	USD	208.9	Aug-2031	Fixed 8.500%	208.6
	Class 1 Series 2021 Notes	November 2021	USD	64.0	Aug-2031	Fixed 8.500%	61.2
AA2000	Class 4 Notes	November 2021	USD	62.0	Nov-2028	Fixed 9.500%	60.7
	Class 5 Notes	February 2022	USD (2)	138.0	Feb-2032	Fixed 5.500%	138.3
	Class 6 Notes	February 2022	USD (2)	36.0	Feb-2025	Fixed 2.000%	34.4
	Class 9 Notes	August 2022, July 2023	USD (2)	30.0	Aug-2026	Fixed 0.000%	30.4
	Class 10 Notes	July-2023	USD (2)	25.0	July-2025	Fixed 0.000%	24.5
Total							940.9

(1) A partial exchange of the notes initially issued was performed during 2020 and 2021, which is detailed below

(2) These notes are dollar-linked, denominated in U.S. dollars but issued and payable in Argentine pesos

Corporación América Airports S.A. Unaudited Condensed Consolidated Interim Financial Statements for the three and nine-month period ended September 30, 2024 and 2023 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

12            Borrowings (Cont.)

-	ACI Senior Secured Guarantee Notes (“ACI Existing Notes”) are guaranteed and have a security package that includes the pledge of the shares in Puerta del Sur S.A. (“PDS”) and Cerealsur S.A., and certain accounts of Cerealsur S.A. and ACI. As of September 30, 2024 and December 31, 2023, they were secured by a debt service reserve account of ACI and the funds contained therein. These notes are fully and unconditionally guaranteed by Cerealsur S.A. and PDS.

On May 26, 2020, ACI issued USD 180.9 million aggregate principal amount of 6.875% Cash/7.875% PIK Senior Secured Guaranteed Notes due 2032 to repurchase and exchange 93.6% of the total original principal amount of the ACI Existing Notes obtaining consents to certain proposed amendments to the indenture governing the ACI Existing Notes and certain waivers. The main covenants and guarantees remain unchanged except for the incorporation of ACI’s shares pledge.

On November 12, 2021, ACI issued USD 246.2 million aggregate principal amount of 6.875% Senior Secured Guaranteed Notes due 2034 (the “New Notes”) consolidating the repurchase and exchange of 40.62% of the total original principal amount of the Series 2015 Notes, 96.43% of the total original amount of the Series 2020 Notes and a new money offering of USD 52.9 million in a private transaction under the same terms as the New Notes. The main guarantees remain unchanged while the covenants over ACI Existing Notes were eliminated; an Interest payment account was funded with a portion of the proceeds of the issuance of the New Notes to cancel interest payments until November 29, 2023, and a stand by letter was issued by Goldman Sachs Bank for USD 8.5 million which remains in force as of September 30, 2024.

-	The Italian Notes are secured by an economic first ranking pledge in respect of all the shares representing 100% of the share capital of CAI, 100% of the share capital of Dicasa Spain S.A.U. and the shares representing CAI’s holding in TA.

The main covenants are limitations to take on additional indebtedness, make payments of dividends and other payments that are specifically restricted, selling assets as well as requiring compliance with certain financial ratios, which are measured semiannually on June 30 and December 31. The last testing date was June 30, 2024, being in compliance with the covenants.

-	The Senior guarantee notes of AA2000 (“AA2000 Existing Notes”) are secured by a collateral assignment of fiduciary rights of certain revenue of AA2000.

The main covenants require compliance with certain financial ratios as well as restriction to incur additional debt and limitations on the payments of dividends if any default, whether declared or not, has occurred.

On May 20, 2020, AA2000 issued USD 306 million aggregate principal amount of 6.875% Cash/9.375% PIK Class I Series 2020 Additional Senior Secured Notes due 2027 (the “Series 2020 Additional Notes”) in exchange of 86.73% of the total original principal amount of AA2000 Existing Notes. The collateral assignment of revenue under AA2000 Existing Notes was extended to the Series 2020 Additional Notes in equal terms. Accrued interest are capitalized quarterly. The main covenants and guarantees remain unchanged.

On October 28, 2021, AA2000 issued USD 208.9 million aggregate principal amount of 8.5% Class I Series 2021 Additional Senior Secured Notes due 2031 (the “Series 2021 Notes”) to repurchase and exchange 24.61% of the total original principal amount of the Series 2017 Notes and 66.83% of the original principal amount of Series 2020 Additional Notes. The main covenants and guarantees remain unchanged. As of September 30, 2024, AA2000 is in compliance with the covenants.

The Series 2021 Notes and the Existing Notes not exchanged are secured by the collateral currently securing the Existing Notes on a pro rata and pari passu basis. In addition, to secure its obligations under the Series 2021 Notes, AA2000, together with the relevant parties thereto, amended the cargo trust agreement dated August 9, 2019, entered into by AA2000 and the trustee (as amended, the “Cargo Trust”) in order to include holders of Series 2021 Notes as beneficiaries therein, granting them a security interest which is subordinated to (i) the rights of creditors under certain existing loans of AA2000, and (ii) any debt permitted to be incurred to finance or refinance any capital expenditures made or to be made pursuant to the concession agreement entered into by AA2000 with the Argentine National Government (as amended form time to time, the “Concession Agreement”) for the operation of the airports in Argentina.

Corporación América Airports S.A. Unaudited Condensed Consolidated Interim Financial Statements for the three and nine-month period ended September 30, 2024 and 2023 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

12            Borrowings (Cont.)

Once the Existing Notes not exchanged in the Exchange Offer mature or are cancelled in full, AA2000 is required to amend and restate the Cargo Trust and the current trust related to the tariffs dated January 19, 2017, entered into by AA2000 and the trustee thereto (the “Tariffs Trust”), so that the Series 2021 Notes become secured under the Cargo Trust on a pro rata and pari passu basis with the existing beneficiaries of the Cargo Trust, and these beneficiaries in turn become secured under the Tariffs Trust on a pro rata and pari passu basis with the Series 2021 Notes. In accordance with the Concession Agreement, the collateral assignment of revenue must be authorized by the Regulatory Agency of the National Airport System in Argentina (“ORSNA”). ORSNA approved, on October 15 2021, the amendment of the Tariffs Trust and of the Cargo Trust to include the Series 2021 Notes as beneficiaries thereto (including their future amendment and restatement, once the Existing Notes are cancelled in full). Furthermore, AA2000 received the approval from the Central Bank of Argentina to establish a non-interest bearing U.S. dollar trust account in the United States to secure the Series 2021.

On November 4, 2021 AA2000 additionally issued USD 62 million aggregate principal amount of Class 4 Senior Secured Notes. These Senior Secured Notes are secured by a first priority lien on the Cargo Trust on a pari passu basis with certain commercial bank lenders to AA2000 and a second priority lien with new debt incurred by AA2000 to fund infrastructure works for a total amount of up to USD 235 million.

During 2024, AA2000 repurchased dollar-linked Class 6, Class 9 and Class 10 Notes for nominal value of USD 7.3 million, USD 7.1 million and USD 4.7 million, respectively.

Corporación América Airports S.A. Unaudited Condensed Consolidated Interim Financial Statements for the three and nine-month period ended September 30, 2024 and 2023 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

12            Borrowings (Cont.)

(**) As of September 30, 2024, significant bank and financial borrowings include the following:

Company	Lender	Currency	Maturity	Interest Rate		Outstanding
						(In millions of USD)	Capitalization(2)
Inframérica Concessionária do Aeroporto de Brasilia S.A. (“ICAB”)	BNDES	R$	Dec-2033	Variable	TJLP(1) plus spread	181.8	A
Terminal Aeroportuaria Guayaquil S.A. (“TAGSA”)	Banco Guayaquil SA	USD	Feb-2026	Variable	T.R.E.(3) plus spread	2.2	D
	Banco Guayaquil SA	USD	Dec-2025	Variable	T.R.E.(3) plus spread	0.9	D
	Banco Bolivariano CA	USD	Dec-2025	Variable	T.R.E.(3) plus spread	2.9	D
	Banco Bolivariano CA	USD	Nov-2024	Variable	T.R.E.(3) plus spread	0.5	D
TCU S.A. (“TCU”)	Scotiabank Uruguay	USD	Feb-2026	Fixed	4.30%	0.4	D
	Santander Uruguay	USD	Nov-2027	Fixed	5.37%	0.8	D
	Santander Uruguay	USD	Jan-2028	Fixed	5.37%	0.8	D
Toscana Aeroporti S.p.A. (“TA”)	Intesa Sanpaolo, UniCredit , BPM, BNP and Cassa Depositi e Prestiti	EUR	Jun-2030	Variable	Euribor plus spread	100.2	A
AA2000	Onshore renegotiation - ICBC	USD	Nov-2024	Fixed	8.50%	2.3	A
	ICBC Dubai	USD	Oct-2025	Variable	SOFR plus spread	10.2	B
	ICBC	USD	Nov-2024	Fixed	12.00%	0.5	D
	ICBC	USD	Dec-2024	Fixed	15.50%	0.1	D
Consorcio Aeropuertos Internacionales S.A. (“CAISA”)	Santander Uruguay	USD	Apr-2027	Fixed	5.10%	3.9	B
	Banco Itaú	USD	Apr-2027	Fixed	3.80%	3.9
Puerta del Sur S.A. (”PDS”)	Banco de la República Oriental del Uruguay	USD	Mar-2028	Variable	5.26%	7.0	C
Total						318.4

Corporación América Airports S.A. Unaudited Condensed Consolidated Interim Financial Statements for the three and nine-month period ended September 30, 2024 and 2023 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

12            Borrowings (Cont.)

(**) As of December 31, 2023, significant bank and financial borrowings include the following:

Company	Lender	Currency	Maturity	Interest Rate		Outstanding
						(In millions of USD)	Capitalization(2)
Inframérica Concessionária do Aeroporto de São Gonçalo do Amarante S.A. (“ICASGA”)	BNDES	R$	Sept-2032	Variable	TJLP(1) plus spread	6.6	A
	BNDES	R$	June-2032	Variable	T.R. plus spread plus IPCA	1.8
	BNDES	R$	Sept-2032	Variable	T.R. plus spread plus IPCA	4.9
	BNDES	R$	July-2032	Variable	T.R. plus spread plus IPCA	2.3
ICAB	BNDES	R$	Dec-2033	Variable	TJLP(1) plus spread	213.9	A
TAGSA	Banco Guayaquil SA	USD	Feb-2026	Variable	T.R.E.(3) plus spread	4.2	D
	Banco Guayaquil SA	USD	Dec-2025	Variable	T.R.E.(3) plus spread	1.4	D
	Banco Bolivariano CA	USD	Dec-2025	Variable	T.R.E.(3) plus spread	3.6	D
	Banco Bolivariano CA	USD	Nov-2024	Variable	T.R.E.(3) plus spread	1.8	D
TCU	Scotiabank Uruguay	USD	Oct-2024	Fixed	4.30%	0.4	D
	Scotiabank Uruguay	USD	Feb-2026	Fixed	4.30%	0.6	D
	Santander Uruguay	USD	Nov-2027	Fixed	5.37%	1.0	D
	Santander Uruguay	USD	Jan-2028	Fixed	5.37%	1.0	D
TA	Banco de Innovación de Infraestructuras y Desarrollo	EUR	Sept-2027	Variable	Euribor 6 month plus spread	13.0	D
	Unicredit	EUR	Mar-2024	Variable	Euribor 3 month plus spread	9.4	D
	ISP-SACE	EUR	Sept-2026	Variable	Euribor 3 month plus spread	60.5	D
	BPM	EUR	June-2024	Variable	Euribor 3 month plus spread	0.1	D
	BPM	EUR	Feb-2024	Variable	Euribor 3 month plus spread	4.0	D
	MPS Servicio capital	EUR	Mar-2024	Variable	Euribor 6 month plus spread	12.3	D
	Banca Intesa San Paolo	EUR	Jan-2024	Fixed	6.10%	12.2	D
AIA	Ameriabank C.J.S.C.	EUR	Dec-2024	Fixed	6.00%	13.2	B
AA2000	Banco de la Provincia de Buenos Aires	USD	July-2024	Fixed	7.00%	0.3	D
	Onshore renegotiation - ICBC	USD	Nov-2024	Fixed	8.50%	9.0	A
	ICBC Dubai	USD	Oct-2025	Variable	SOFR plus spread	10.2	B
	ICBC	USD	Jan-2024	Fixed	15.50%	0.5	D
	ICBC	USD	Dec-2024	Fixed	15.50%	0.1	D
CAISA	Santander Uruguay	USD	Apr-2027	Fixed	5.10%	5.5	B
	Banco Itaú	USD	Apr-2027	Fixed	3.80%	5.5
PDS	Banco de la República Oriental del Uruguay	USD	Mar-2028	Variable	6.14%	8.5	C
Total (***)						407.8

(***) The total outstanding amount includes the financial debt of ICASGA with BNDES which, as disclosed in Note 17 of the Consolidated Financial Statements as of December 31, 2023, was shown in the Consolidated statement of financial position offset of guarantee deposits. Therefore, the net amount of Bank and financial borrowings as of December 31, 2023, amounted to USD 392.2 million. Additionally, on January 15, 2024, the outstanding financial debt of USD 15.6 million contracted by ICASGA and owing to BNDES was prepaid, after which the related guarantees were released.

(1)   TJLP - Taxa de Juros de Longo Prazo (Brazilian Long term interest rate)

        IPCA: corresponds to the Brazilian Consumer Price index

(2)  A - Secured/guaranteed

        B - Secured/unguaranteed

        C - Unsecured/guaranteed

        D - Unsecured/unguaranteed

        ARS - Argentine Pesos

        R$ - Brazilian Reales

(3) T.R.E - Tasa Referencial Ecuador (Ecuadorian reference interest rate)

Corporación América Airports S.A. Unaudited Condensed Consolidated Interim Financial Statements for the three and nine-month period ended September 30, 2024 and 2023 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

12            Borrowings (Cont.)

-	The Credit Facility Agreement between ICAB and BNDES is secured by the pledge of ICAB and Inframérica Participaçoes S.A. shares, the fiduciary assignment of rights arising under the Brasilia airport concession agreement and letters of guarantee issued by indirect shareholders and affiliates of ICAB. It also establishes under certain circumstances a required pre-authorization by BNDES on payments of ICAB dividends if exceeding 25% of net profits and compliance of certain financial ratios.

During 2017 and 2018 ICAB entered into amendments and extension agreements with BNDES in which ACI Airports S.à r.l. and CAAP agreed not to create any encumbrances on their shares in Inframérica, and not to sell, acquire, merge or spin-off assets or undertake any other action that results or that may result in a change in the current corporate structure of Inframérica or any change of control in Inframérica, without the prior consent of BNDES. ACI Airports S.à r.l. has agreed not to undertake any change of control in CAAP without the prior consent of BNDES. In addition, ACI Airports S.à r.l. has agreed to maintain a minimum credit rating (the “Minimum Rating”) or a stand-alone rating (without including the sovereign rating) of at least B-/B3, being in compliance as of September 30, 2024.

-	In December 2022, AIA entered into a new loan agreement with Ameriabank C.J.S.C. for up to EUR 40 million of which EUR 20 million were disbursed in December 2022, while the remaining EUR 20 million were disbursed in April 2023. In December 2023 AIA prepaid EUR 20 million, which shortened the loan repayment date up to December 23, 2024. Additionally, in June 2024 the outstanding financial debt owed to Ameriabank C.J.S.C. was prepaid, after which the related guarantees were released.

-	In May 2024, TA signed, with closing date June 27, 2024, a new financial agreement with Intesa Sanpaolo S.p.A., UniCredit S.p.A., Banca Monte dei Paschi di Siena S.p.A , and Cassa Depositi e Prestiti S.p.A ., Banca Nazionale del Lavoro S.p.A. (“Lenders”). This loan includes the following credit lines:

•	up to EUR 96.2 million divided in two tranches, to be mainly applied towards TA´s existing financial debt repayment;

•	up to EUR 60.2 million divided in two tranches, to be allocated for the investment plan of the Pisa airport; and

•	up to EUR 20.0 million of revolving loans primarily to meet TA working capital needs.

On June 27, 2024, the loan facility was drawn for an amount equal to EUR 82.8 million and was primarily used to repay TA´s existing financial debt.

As of September 30, 2024, the Lenders had disbursed EUR 89.4 million (equivalent to USD 100.1 million).

This agreement includes covenants which require the maintenance of certain financial ratios to be fulfilled as of June 30 and December 31 of each year the loan remains outstanding, starting on December 31, 2024, along with certain restrictions on dividend distributions.

As of September 30, 2024, this loan is covered by a guarantee from SACE S.p.A., for up to the greater of (i) 80% of the loan related to the investment plan or (ii) EUR 48.0 million. It is also secured by the assignment of account receivables, a pledge on project and operational accounts, a share pledge over subsidiaries, a special privilege on all movable assets and a mortgage on any current and future real estate property rights acquired by TA.

Corporación América Airports S.A. Unaudited Condensed Consolidated Interim Financial Statements for the three and nine-month period ended September 30, 2024 and 2023 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

12             Borrowings (Cont.)

-	On November 18, 2021, AA2000 agreed with Banco Galicia and Buenos Aires S.A.U., Industrial and Commercial Bank of China (Argentina) S.A. (“ICBC”) and Banco Santander Río S.A., (collectively, the “Lenders”) the granting of a bimonetary loan in order to prepay previous loans received from the Lenders. The loans are secured by the Argentine Collateral Trust Agreement. The loan in ARS was prepaid during 2023 while the loan in USD is to be paid until November, 2024 (referred as Onshore renegotiation – ICBC).

On July 29, 2022, AA2000 obtained a loan from Industrial and Commercial Bank of China, Dubai branch, for a total amount of USD 10 million. The loan will be repaid in three installments to be made in April, July and October 2025. The loan is secured by a first priority lien on the income generated in the cargo terminal on a pari passu basis with certain commercial bank lenders to AA2000 and the Class 4 Notes, and a second priority lien on the international and regional air station usage fees and concession compensation rights.

The main covenants regarding these loans of AA2000 relate to the compliance with certain financial ratios to be met at the end of each quarter, which have been met as of September 30, 2024.

-	CAISA pursuant to the credit facilities with Banco Santander S.A. and Banco Itaú Uruguay S.A. is required to comply with certain financial ratios to be fulfilled as of October 31 of each year the loan remains outstanding (being in compliance as of September 30, 2024), as well as certain restrictions. Assignment of certain revenues has been given to secure the aforementioned credit facilities.

-	On April 16, 2021, PDS obtained a loan of USD 10 million with Banco de la República Oriental del Uruguay (BROU) accruing interest at a variable rate set by BROU. This loan is repayable in 60 monthly installments starting on April 2023 and is secured by a guarantee issued by CAAP, and by a stand by letter issued by Morgan Stanley Private Bank, National Association for USD 1.2 million guaranteed by Corporación America Sudamericana S.A. and a personal guarantee issued by the PDS Chairman as ancillary guarantor of up to USD 0.6 million.

As of September 30, 2024, the Company and its subsidiaries met the financial covenants under outstanding financings.

13            Other liabilities

	At September 30, 2024	At December 31, 2023
Non-current
Concession fee payable (1)	675,815	690,319
Advances from customers	10,056	13,368
Provisions for legal claims (4)	9,348	8,979
Provision for maintenance costs (2)	22,806	21,364
Other taxes payable	1,372	199
Employee benefit obligation (3)	4,380	4,382
Salary payable	-	291
Other liabilities with related parties (Note 16)	13,123	15,275
Other payables	17,202	14,187
	754,102	768,364

Current
Concession fee payable (1)	203,942	223,051
Other taxes payable	24,031	18,921
Salary payable	51,446	41,656
Other liabilities with related parties (Note 16)	5,065	2,689
Advances from customers	4,212	5,647
Provision for maintenance costs (2)	6,493	5,678
Expenses provisions	3,632	6,203
Provision for legal claims (4)	4,349	5,286
Other payables	32,095	36,733
	335,265	345,864

Corporación América Airports S.A. Unaudited Condensed Consolidated Interim Financial Statements for the three and nine-month period ended September 30, 2024 and 2023 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

13             Other liabilities (Cont.)

Maturity of the other liabilities is as follows:

	1 year or less	1 - 2 years	2 - 5 years	Over 5 years	Total
At September 30, 2024	335,265	87,944	252,849	1,140,456	1,816,514
At December 31, 2023	345,864	96,071	279,683	1,266,124	1,987,742

(1) The most significant amounts included in the concession fee payable as of September 30, 2024 and December 31, 2023 relates to the concession agreement between The Brazilian National Civil Aviation Agency – ANAC and ICAB.

Changes in the period of the concession fee payable are as follows:

	For the nine-month period ended September 30,
	2024	2023
Balances at the beginning of the period	913,370	929,009
Financial result (*)	66,369	78,471
Re-equilibrium adjustment compensation	125	(4,269)
Other	2,705	36
Concession fees accrued	142,526	129,248
Payments	(144,395)	(136,829)
Translation differences and inflation adjustment	(100,943)	24,380
Balances at the end of the period	879,757	1,020,046

(*) Mainly includes changes in the liabilities of Brazilian concessions due to passage of time and inflation adjustment shown in Note 8.

As of September 30, 2024 and December 31, 2023, 50% of the fixed concession fee to be paid in 2021 by ICAB was pending as a re-scheduling of such fee was requested. Even though the Brazilian Ministry of Infrastructure had granted its approval, the Brazilian ANAC denied ICAB’s request, and initiated administrative proceedings with a view to declaring ICAB in default of its payment obligations. Therefore, ICAB initiated a judicial procedure and, on February 2, 2022, a writ of mandamus was granted by a Federal judge suspending any act or enforceability in connection with the unpaid portion of the concession fee due to the Brazilian ANAC. The Brazilian ANAC appealed, but in April 2022, the court of justice provisionally maintained the first instance judgment favorable to ICAB. In November 2023, the case was decided and the first instance ruling in favor of ICAB was confirmed, granting ICAB the right to reschedule 50% of 2021’ fixed concession fee. The Brazilian ANAC appealed the ruling and the court of justice has not issued its decision as of September 30, 2024.

Regarding the 2022 concession fee a partial payment of R$ 81.6 million (equivalent to USD 15 million) was made through the application of re-equilibrium credits. To pay the remaining amount ICAB presented on November 21, 2022 to the Ministry of Infrastructure, an offer of court payment orders, which is still in process of analysis. In December 2022, the Ministry issued an official letter confirming that, during the time it takes to issue a final opinion, ICAB is in compliance with its obligations.

(2)	Changes in the period of the provision for maintenance costs is as follows:

	For the nine-month period ended September 30,
	2024	2023
Balances at the beginning of the period	27,042	22,914
Accrual of the period	3,391	2,771
Use of the provision	(1,542)	(1,030)
Translation differences and inflation adjustment	408	(188)
Balances at the end of the period	29,299	24,467

Corporación América Airports S.A. Unaudited Condensed Consolidated Interim Financial Statements for the three and nine-month period ended September 30, 2024 and 2023 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

13             Other liabilities (Cont.)

(3)	Changes in the period of the provision for employee benefits is as follows:

	For the nine-month period ended September 30,
	2024	2023
Balances at the beginning of the period	4,382	4,376
Actuarial loss (in other comprehensive income)	(82)	(42)
Service cost	370	391
Amounts paid in the period	(319)	(288)
Translation differences and inflation adjustment	29	(11)
Balances at the end of the period	4,380	4,426

(4)	Changes in the period of the provision for legal claims is as follows:

	For the nine-month period ended September 30,
	2024	2023
Balances at the beginning of the period	14,265	13,136
Accrual of the period	2,178	2,366
Use of the provision	(1,763)	(2,238)
Translation differences and inflation adjustment	(983)	(794)
Balances at the end of the period	13,697	12,470

14             Equity

a) Management share compensation plan and treasury shares

In April 2022, USD 500 (equivalent to 89,767 shares) were assigned to employees to be delivered in shares. In May 2022 and April 2023, 26,930 shares were delivered to the eligible executives and key employees in each installment (equivalent to USD 150 each) while the remaining shares vested in May 2024 and were delivered in September 2024.

In December 2022, USD 314 (equivalent to 56,348 shares) were assigned to employees to be delivered in shares. In January and April 2023, 16,904 shares were delivered to the eligible executives and key employees in each installment (equivalent to USD 94 each) while the remaining shares vested in May 2024 and were delivered in August 2024.

In April 2023, USD 739 (equivalent to 77,938 shares) were assigned to employees to be delivered in shares. In April 2023 and August 2024, 23,381 shares were delivered to the eligible executives and key employees in each installment (equivalent to USD 221.7 each), while the remaining shares will vest in May 2025.

In November 2023, USD 340 (equivalent to 35,910 shares) were assigned to be delivered in shares. In November 2023 and August 2024, 10,773 shares were delivered to the eligible executives and key employees in each installment (equivalent to USD 102.1 each), while the remaining shares will vest in May 2025.

In August 2024, additional USD 1,279 (equivalent to 87,324 shares) were assigned to employees of which, as of September 30, 2024, 26,197 shares (equivalent to USD 383.8) were delivered to the eligible executives and key employee, while the remaining shares will vest in installments in May 2025 and May 2026.

As of September 30, 2024, the remaining new shares are held in treasury until their allocation to executives and key employees in accordance with the Management Compensation Plan.

Corporación América Airports S.A. Unaudited Condensed Consolidated Interim Financial Statements for the three and nine-month period ended September 30, 2024 and 2023 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

14            Equity (Cont.)

a) Management share compensation plan and treasury shares (Cont.)

Treasury shares	For the nine-month period ended September 30,
	2024		2023
	Shares	USD	Shares	USD
Balances at the beginning of the period	2,251,123	4,322	2,396,015	4,600
Transfer of treasury shares to executives and key employees	(118,798)	(228)	(84,119)	(162)
Balances at the end of the period	2,132,325	4,094	2,311,896	4,438

b) Other comprehensive income

The movements of the reserve of other comprehensive income for the period of the owners of the parent is as follows:

	Currency translation adjustments	Remeasurement of defined benefit obligations (*)	Share of other comprehensive income from associates	Cash flow hedge (*)	Income tax effect (*)	Transfer from shareholders equity – currency translation differences	Total
Balances at January 1, 2024	(505,015)	532	(41,239)	-	(115)	63,402	(482,435)
Other comprehensive income / (loss) for the period	345,005	69	69	(1,229)	279	-	344,193
For the period ended September 30, 2024	(160,010)	601	(41,170)	(1,229)	164	63,402	(138,242)

Balances at January 1, 2023	(273,378)	520	(41,169)	-	(122)	63,402	(250,747)
Other comprehensive income / (loss) for the period	9,831	10	4	-	(2)	-	9,843
For the period ended September 30, 2023	(263,547)	530	(41,165)	-	(124)	63,402	(240,904)

(*) Income tax relating to OCI amounts to measurement of defined benefit obligations and cash flow hedge. The movement was recognized as other comprehensive income of other reserves.

c) Other reserves

The movements of Other Reserves of the owners of the Company is as follows:

	For the nine-month period ended September 30,
	2024	2023
Balances at the beginning of the period	(1,313,888)	(1,314,025)
Share-based compensation reserve	873	742
Execution of share-based compensation reserve	(1,033)	(560)
Cash flow hedge net for income tax	(934)	-
Remeasurement of defined benefit obligations net for income tax	53	8
Balances at the end of the period	(1,314,929)	(1,313,835)

Corporación América Airports S.A. Unaudited Condensed Consolidated Interim Financial Statements for the three and nine-month period ended September 30, 2024 and 2023 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

15            Contingencies, commitments and restrictions on the distribution of profits

a. Contingencies

CAAP and its subsidiaries are, from time to time, subject to various claims, lawsuits and other legal proceedings, including customer claims, in which third parties are seeking payment for alleged damages, reimbursement for losses or indemnity. Some of these claims, lawsuits and other legal proceedings are subject to substantial uncertainties. Accordingly, the potential liability with respect to such claims, lawsuits and other legal proceedings cannot be estimated with certainty. Management, with the assistance of legal counsel, periodically reviews the status of each significant matter and assesses potential financial exposure. If a potential loss from a claim, lawsuit or proceeding is considered probable and the amount can be reasonably estimated, a provision is recorded. Accruals for loss contingencies reflect a reasonable estimate of the losses to be incurred based on information available to management as of the date of preparation of the financial statements, and take into consideration the Group’s litigation and settlement strategies.

The Group believes that the aggregate provisions recorded for losses in these Condensed Consolidated Interim Financial Statements, are adequate based upon currently available information.

Toscana Aeroporti S.p.A. (“TA”) legal proceedings

On May 1, 2024, the Civil Court of Milan published its ruling regarding the claim initiated by Nuove Iniziative Toscane (“NIT”) on September 10, 2021. See Note 26.a of the Consolidated Financial Statements for the year ended December 31, 2023. NIT´s claim was rejected by the Court and NIT was condemned to return to TA the sums that had been paid as deposit, plus interest, as well as to pay the legal costs.

On May 31, 2024, TA received the reimbursement from NIT of the sums that had paid as deposit plus interests which amounts to EUR 4.7 million in total. However, NIT can still appeal the ruling.

Peruvian proceedings - Kuntur Wasi

As stated in the Consolidated Financial Statements for the year ended December 31, 2023, on August 10, 2023, Kuntur Wasi received notification of the favorable arbitral award from the ICSID/CIADI Arbitral Court following the arbitration procedure Kuntur Wasi had initiated after the arbitrary unilateral termination of the Concession Agreement by the Peruvian Ministry of Transports and Communications. While the Arbitral Court had already determined the final award for damages and losses, on February 28, 2024 both parties submitted further information to calculate the business profit based on the invested amounts as well as interests thereon.

On May 9, 2024, ICSID/CIADI confirmed that “Peru breached the concession contract by terminating it without a well-founded reason of public interest" and ordered that “damages in the amount of USD 91.2 million (including interest to February 28, 2024) should be paid to Kuntur Wasi, together with any additional interest that has accrued at the rate established in this award to the date of payment; compounded annually”. As of the date of the Interim Consolidated Financial Statements the Company is evaluating the chances of recoverability of the final award and pending this review, no amount has been recognized in these financial statements.

ACI Do Brasil S.A. (“ACIB”) tax proceedings

As stated in the Consolidated Financial Statements for the year ended December 31, 2023, in 2017 a lawsuit was initiated before the Municipality of Sao Goncalo do Amarante to dispute the legality of the Property and Urban Territorial Tax (“IPTU”) collected by the City of São Gonçalo do Amarante. In 2023, the Supreme Court decided to keep IPTU immunity as a rule, but to allow the Municipality to collect this tax only over the areas occupied by third parties who exploit activities unrelated to the airport public service.

In a decision given on April 3, 2024 the Municipality: (i) revoked the IPTU tax collection for the years 2012 to 2014 and (ii) maintained the IPTU over the entire Airport through the years 2015 to 2023.

ACIB filed another administrative appeal, based on the aforementioned Supreme Court decision, which was denied. The Municipality would have to claim the payment at Court proceeding in which case ACIB is prepared to dispute it.

Corporación América Airports S.A. Unaudited Condensed Consolidated Interim Financial Statements for the three and nine-month period ended September 30, 2024 and 2023 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

15            Contingencies, commitments and restrictions on the distribution of profits (Cont.)

a. Contingencies (Cont.)

ICAB tax proceedings

As stated in the Consolidated Financial Statements for the year ended December 31, 2023, in September 2014, ICAB initiated a lawsuit that disputes the legality of the IPTU collected by the Federal District. ICAB argued that such tax cannot be collected by a local government over an airport that belongs to the Federal Government. Many airports in Brazil are facing the same issue. In October 2014, the judge granted a provisional decision by suspending the tax collection, and in April 2015, a further ruling found the collection as unfounded.

On June 2022, the Brazilian Supreme Court confirmed this ruling, excluding ICAB´s responsibility for the payment of IPTU and restricting this tax to the areas occupied by third parties who exploit activities unrelated to the airport.

Despite the Supreme Court’s decision, the Federal District continues to make legal demands mistakenly charging IPTU against Inframerica. There are currently five processes regarding IPTU claims, amounting of USD 3.3 million approximately.

TAGSA tax proceedings

As stated in Note 26.a) of the Consolidated Financial Statements for the year ended December 31, 2023, the SRI determined that TAGSA must pay the amount of approximately USD 3.3 million for the 2017 income tax. TAGSA submitted the request for nullity, which SRI rejected. After exhausting administrative remedies, TAGSA filed a judicial claim for USD 4.5 million. On July 13th and September 6th, two hearings took place, and on October 18 a ruling was issued in favour of TAGSA. On December 12, 2022, SRI submitted a cassation against this ruling, which was accepted by the National Court on July 6, 2023. On July 2, 2024 the Court issued a final ruling confirming the previous decision in favour of TAGSA. On July 31, 2024, SRI raised an Extraordinary Protection Action against the ruling issued by the National Court of Justice. On October 21, 2024, the Admission Chamber of the Constitutional Court of Ecuador rejected the Extraordinary Protection Action, leading to the case being archived and returned to the original court.

Additionally TAGSA is taking further actions to obtain cancellation of the guarantee associated with this claim.

Aeropuertos del Neuquén S.A. (“ANSA”) civil proceedings

As stated in Note 26.a) of the Consolidated Financial Statements for the year ended December 31, 2023, ANSA had received a claim from a supplier of USD 0.5 million regarding a breach of contract. On September 11, 2024, the trial court partially granted the claim and ordered ANSA to pay AR$ 3.4 million (equivalent to USD 3) plus interest, with judicial costs to be shared equally between the parties. Both parties have appealed the decision.

There are no other lawsuits or legal proceedings different from the ones included in the Consolidated Financial Statements for the year ended December 31, 2023.

Following advice taken from local counsel, no provisions have been recognized at September 30, 2024 in relation to the above proceedings, except those specifically mentioned.

b. Commitments

CAISA - Concession agreement extension

On May 15, 2024, CAISA signed an amendment to its concession agreement that includes the extension of the term of the concession for a ten-year period to 2043, the removal of certain investment projects amounting to USD 7.6 million, and a new commitment to invest USD 3.0 million within the period of 2024-2026.

Corporación América Airports S.A. Unaudited Condensed Consolidated Interim Financial Statements for the three and nine-month period ended September 30, 2024 and 2023 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

15            Contingencies, commitments and restrictions on the distribution of profits (Cont.)

b. Commitments (Cont.)

PDS – Amendment to concession agreement

On May 15, 2024, PDS signed amendments to its concession agreement to include part of the old passenger terminal of the Carrasco International Airport into the concession, PDS plans to invest approximately USD 5.5 million to expand its cargo activities, in particular, pharma and courier in this space. In counterpart, PDS will pay an additional fee.

Additionally, PDS committed to invest in a new Instrument Landing System (ILS) category IIIb, similar to those utilized in the world's major airports. This system will enable aircrafts to land safely in adverse weather conditions, thereby enhancing air connectivity, increasing predictability for airlines, and providing a competitive advantage for aviation development. The amendment foresees a tariff adjustment (approach fee) that can be charged by PDS.

AA2000 - Concession agreement

As stated in the Consolidated Financial Statements for the year ended December 31, 2023, on July 28, 2023, ORSNA issued Resolution N° 56-23, in which it laid down the conditions related to the Review of the Financial Projection of Income and Expenses (in Spanish, PFIE) for the concession period of 2019-2023. Among others, it was determined that the revision of the financial and economic equation of the concession agreement, will be finalized upon reaching the international passenger traffic level of 2019. AA2000 challenged Resolution N° 56-23. On November 27, 2023 ORSNA and AA2000, agreed: (i) to suspend the current procedural deadlines until September 30, 2024, (ii) that AA2000 must produce at its own cost and expense a passenger traffic projection study; (iii) to postpone until May 30, 2024 the ordinary annual review of the PFIE of the concession, covering periods until December 31, 2023. AA2000 has fulfilled the commitments assumed under the referred agreement.

Considering the changes in the Argentinean government and taking into account that the members of ORSNA's Board of Directors had not been appointed, it was agreed to suspend for 20 business days the procedural deadlines duly established, according to a presentation made both parties on June 28, 2024. On July 3, 2024, AA2000 was notified of the Court's decision granting the suspension of the requested deadlines.

In light of the change in ORSNA´s administration, and in order to fulfill the agreements previously reached, on August 9, 2024, ORSNA and AA2000 signed a new Meeting Record which postponed the annual ordinary review of the PFIE for the concession until October 30, 2024, covering all periods up to December 31, 2023. Additionally, they agreed to extend the deadline for the regulatory body to adopt final measures within its authority to restore the financial and economic balance of the concession until November 30, 2024, and to suspend the procedural deadlines in the aforementioned legal proceedings until December 31, 2024.

Guarantees related to concession agreements

-	In April 2024, AA2000 increased the performance guarantee from ARS 6,499.2 million (approximately USD 6.7 million) as of December 31, 2023 to ARS 26,419.0 million (approximately USD 27.2 million) as of September 30, 2024.

-	The bank guarantee related to the proposed Abuja and Kano airports and cargo terminals concessions has been extended for USD 1.8 and USD 0.4 million respectively, expiring on Nov 24, 2024. These guarantees are counter-guaranteed by CAAP for 51% of the total amount.

-	Because of the concession agreement extension, the guarantees required to CAISA securing the completion of the construction works and the concession contract fulfilment were reduced from USD 1.6 million and USD 4.2 million to USD 1.0 million and USD 0.4 million respectively.

-	The amount of the insurance regarding the Brasilia concession agreement of ICAB was updated, increasing from R$ 258.3 million (approximately USD 47.4 million) as of December 31, 2023 to R$ 269.3 million (approximately USD 49.4 million) as of September 30, 2024. The insurance is granted by a guarantee letter of CAAP underwritten by BMG insurance company.

Corporación América Airports S.A. Unaudited Condensed Consolidated Interim Financial Statements for the three and nine-month period ended September 30, 2024 and 2023 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

15            Contingencies, commitments and restrictions on the distribution of profits (Cont.)

c. Restrictions to the distribution of profits and payment of dividends

As of September 30, 2024 and December 31, 2023, equity as defined under Luxembourg laws and regulations consisted of:

	At September 30, 2024	At December 31, 2023
Share capital	163,223	163,223
Share premium	183,430	183,430
Reserve for own shares	4,094	4,322
Legal reserve	7,419	3,676
Free distributable reserves	378,910	378,910
Non-distributable reserves	1,353,934	1,353,706
Retained earnings	80,357	37,890
Total equity in accordance with Luxembourg law	2,171,367	2,125,157

At least 5% of the Company’s net income per year, as calculated in accordance with Luxembourg law and regulations, must be allocated to a legal reserve equivalent to 10% of the Company’s share capital. Dividends may not be paid out of the legal reserve.

The Company may pay dividends to the extent, among other conditions, that it has distributable retained earnings calculated in accordance with Luxembourg laws and regulations.

16            Related party balances and transactions

Corporación América Airports S.A. is controlled by ACI Airports S.à r.l., which is controlled by Corporación America International S.à r.l., both of which are Luxembourg based companies. Corporación América International S.à r.l. is controlled by Southern Cone Foundation (CAAP’s ultimate parent company), a foundation created under the laws of Liechtenstein, having its corporate domicile in Vaduz. The foundation’s purpose is to manage its assets through the decisions adopted by its independent board of directors. The potential beneficiaries of this foundation are members of the Eurnekian family and religious, charitable and educational institutions.

Transactions and balances with “Associates” are those carried out with entities over which CAAP exerts significant influence in accordance with IFRS, but does not have control. Transactions and balances with related parties, which are not associates and are not consolidated are disclosed as “Other related parties”.

The Group receives services from related parties, such as internal audit, management control, financial assistance, technology outsourcing services and construction services.

Summary of balances with related parties are:

	At September 30, 2024	At December 31, 2023
Period-end balances

(a) Arising from sales / purchases of goods / other
Trade receivables with associates	5,955	4,200
Trade receivables with other related parties	2,068	962
Other receivables with associates	-	58
Other receivables with other related parties	9,418	9,257
Other financial assets with associates	3,222	3,108
Other financial assets with other related parties (*)	44,090	28,327
Trade payables to associates	(2,943)	(2,765)
Trade payables to other related parties	(4,876)	(2,501)
	56,934	40,646

Corporación América Airports S.A. Unaudited Condensed Consolidated Interim Financial Statements for the three and nine-month period ended September 30, 2024 and 2023 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

16            Related party balances and transactions (Cont.)

	At September 30, 2024	At December 31, 2023
(b) Other liabilities
Other liabilities to associates (**)	(14,032)	(15,539)
Other liabilities to other related parties	(4,156)	(2,425)
	(18,188)	(17,964)
(c) Other balances
Cash and cash equivalents in other related parties	30,960	23,249
	30,960	23,249

(*) As of September 30, 2024 mainly includes a loan and time deposits to other related parties amounting to USD 15.4 million and USD 25.2 million respectively (USD 14.8 million and USD 10.1 million respectively as of December 31, 2023). As of September 30, 2024, the loan accrues interests at a fixed annual rate of 6.0%, and matures in December 2024. The time deposits total USD 25.2 million, of which USD 5.2 million accrues interests at a fixed annual rate of 9.6%, maturing in August 2025, USD 10.0 million accrues interests at a fixed annual rate of 5.0%, maturing in January 2027 and the remaining USD 10.0 million accrues interests at a fixed annual rate of 4.5%, maturing in July 2027.

(**) As of September 30, 2024 and December 31, 2023, includes deferred income from associates.

Summary of transactions with related parties are:

	For the three-month period ended September 30,		For the nine-month period ended September 30,
	2024	2023	2024	2023
Transactions
Aeronautical/Commercial revenue	6,604	4,477	20,251	11,686
Fees	(3,800)	(2,497)	(9,859)	(7,746)
Interest accruals	545	345	1,474	552
Acquisition of goods and services	(6,884)	(6,254)	(20,287)	(20,267)
Others	(929)	(1,066)	(1,729)	(3,128)

The Group leases buildings to other related parties which are recognized under the scope of IFRS 16 and accounted in Lease liabilities line for an amount of USD 5,267 as of September 30, 2024 (USD 6,973 as of December 31, 2023). Additionally, the Group has variable equipment leases with other related parties that are excluded from the lease liability according to IFRS 16. Transactions related to those leases are included in Acquisition of goods and services line for an amount of USD 3,949 as of September 30, 2024 (USD 4,869 as of September 30, 2023).

As mentioned in Note 12, certain guarantees related to financial liabilities have been received from PDS’s Chairman for an amount of USD 0.6 million.

Remunerations received by the Group’s key staff amounted to approximately 1.71% of total remunerations accrued at September 30, 2024 (1.74% as of September 30, 2023).

Corporación América Airports S.A. Unaudited Condensed Consolidated Interim Financial Statements for the three and nine-month period ended September 30, 2024 and 2023 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

17            Cash flow disclosures

	For the nine-month period ended September 30,
Changes in working capital	2024	2023
Other receivables and credits	(59,118)	(40,386)
Inventories	6,304	(87)
Other liabilities	(20,231)	(8,097)
	(73,045)	(48,570)

The most significant non-cash transactions are detailed below:

	For the nine-month period ended September 30,
	2024	2023
Intangible assets increase in Other liabilities	(2,941)	-
Intangible assets acquisition with an increase in Other liabilities / Borrowings / Lease liabilities	(261)	(389)
Property, plant and equipment acquisition	(4,598)	-
Right-of-use asset initial recognition with an increase in Lease liabilities	(532)	(934)
Tax credit with an increase in Other liabilities	(6,887)	-
Income tax paid with tax certificates	(1,278)	(2,196)

18            Fair value measurement of financial instruments

According to the classification included in Note 3.B of the Consolidated Financial Statements as of December 31, 2023, the Group categorizes its financial instruments as assets and liabilities at amortized cost and fair value through profit or loss.

For the majority of instruments recorded at amortized cost, the fair values are not materially different from their carrying amounts, since the interest receivable/payable is either close to current market rates or the instruments are short-term in nature. Significant differences were identified for the following instruments at September 30, 2024:

	Fair value	Carrying amount
Trust funds (1)	39,402	36,794
Long-term borrowings (2)	1,017,995	1,044,862

(1) It is included in the Other receivables line of the Condensed Consolidated Interim Statement of Financial Position. The fair value of these financial assets was calculated using a discounted cash flow (Level 3).

(2) Valuation at quotation prices not adjusted in active markets for identical liabilities included Fair Value Level 2 under IFRS 13 hierarchy. There are no financial liabilities measured at fair value through other comprehensive income nor through profit or loss except for the fair value derivative disclosed in note 19, which is also valuated through calculations under Level 2 hierarchy.

Other financial assets measured at fair value through profit or loss are included in Level 1 as defined in IFRS 13 and comprise primarily government securities, mutual funds and corporate bonds.

Corporación América Airports S.A. Unaudited Condensed Consolidated Interim Financial Statements for the three and nine-month period ended September 30, 2024 and 2023 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

19            Financial risk factors

a)	Argentina economical context

As stated in Note 3A of the Consolidated Financial Statements as of December 31, 2023, CAAP’s Argentine subsidiaries are operating in an economic context in which main variables have a strong volatility as a consequence of political and economic uncertainties. The estimated inflation rate for the nine-month period ended September 30, 2024 was 101.6%, the devaluation of Argentinean pesos against the US Dollars in the same period was 20.0%, and certain restrictions to access the Mercado Único y Libre de Cambios (“MULC”) are still in force.

Law 27,742 which declares a public emergency in administrative, economic, financial and energy matters for one year was approved on June 28, 2024 and enacted on July 8, 2024 by Decree 592/2024. The law grants the Argentinean Executive Branch special powers to manage the emergency in terms of Article 76 of the National Constitution of Argentina. Reforms foreseen in the law contemplate, among others, a state reform, an incentive regime for large investments, changes in labor legislation, a policy on open skies and tax benefits. The Argentine subsidiaries are evaluating the potential impact of this law and of the evolving political situation in Argentina on their business and performance.

b)	Interest rate risk

The Group’s interest rate risk principally arises from long-term borrowings (Note 12). Borrowings issued at variable rates expose the Group to the risk that the actual cash flows differ from those expected. Borrowings issued at fixed rates expose the Group to the risk that the fair values of these differ from those expected. The Group manages this risk by maintaining an appropriate mix between fixed and floating rate interest bearing liabilities.

These activities are evaluated regularly to determine that the Group is not exposed to interest rate movements that could adversely impact its ability to meet its financial obligations and to comply with its borrowing covenants.

The following table shows a breakdown of the Group’s fixed-rate and floating-rate borrowings:

	At September 30, 2024	At December 31, 2023
Fixed rate (*)	922,283	990,251
Variable rate	305,684	342,986
	1,227,967	1,333,237

(*) As of September 30, 2024 includes USD 153.5 million of short-term borrowings (USD 122.5 million as of December 2023) and USD 768.8 million of long-term borrowings (USD 864.8 million as of December 31, 2023).

Regarding the loan facility lines of the new financial agreement signed by TA, the Company aims to mitigate the exposure to the interest rate fluctuations (Euribor) affecting cash flows. To achieve this, in July 2024, TA entered into interest rate swaps agreements with each Lender, establishing a fixed interest rate of 3.02% over the principal amount already drawn, effective until June 30, 2030. The notional amount being hedged corresponds to 100% of the principal for the semi-annual interest payments until June 30, 2027, while for the interest payments from December 31, 2027 to June 30, 2030 it covers a 75% of the principal.

As of September 30, 2024, the fair value of the derivatives stands at EUR 2.4 million (equivalent to USD 2.7 million), which, net of deferred tax, impacts Other Comprehensive Income by EUR 1.8 million (equivalent to USD 2.0 million).

Corporación América Airports S.A. Unaudited Condensed Consolidated Interim Financial Statements for the three and nine-month period ended September 30, 2024 and 2023 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

20            Subsequent events

CAISA indebtedness

On October 16, 2024, CAISA obtained a loan of USD 4 million with Banco Santander accruing interest at a variable rate SOFR plus spread. This loan is repayable in 5 annual installments starting on April 2025.

Increase ownership in AA2000

On October 25, 2024, CAAP indirectly acquired an additional 2.1% economic interest in AA2000 for USD 30.9 million. The actual transaction involved the purchase, by CAAP´s subsidiary Cedicor, of a 2.78% in its controlled subsidiary Corporación América S.A., which directly and indirectly owns 75.44% of AA2000. This transaction consolidates CAAP’s economic interest in AA2000 to 84.79%, while the Argentine government remains with its 15.0% stake in AA2000.

Dividend distribution of AA2000

On October 31, 2024, AA2000 approved the distribution of dividends for USD 80 million, of which USD 12 million corresponds to non-controlling interests.